

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
NoAct
P.E. 12-15-06



07043120

January 29, 2007

Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614-8557

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2007

Re: Standard Pacific Corp.
Incoming letter dated December 15, 2006

Dear Ms. Hodges:

This is in response to your letter dated December 15, 2006 concerning the shareholder proposal submitted to Standard Pacific by the Nathan Cummings Foundation and the General Board of Pension and Health Benefits of the United Methodist Church. We also have received a letter from the proponents dated January 18, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Laura J. Shaffer
Manager of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

878560

Daniel P. Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

4 Park Plaza Irvine, California 92614-8557
(949) 451-3800
www.gibsondunn.com

mhodges@gibsondunn.com

December 15, 2006

Direct Dial
(949) 451-3954
Fax No.
(949) 475-4703

Client No.
C87007-00012

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Nathan Cummings Foundation et al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Standard Pacific Corp. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Nathan Cummings Foundation (the "Cummings Foundation") and co-filed by the General Board of Pension and Health Benefits of the United Methodist Church (both organizations are collectively referred to herein as the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2007 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, namely the evaluation of risk and choice of technologies.

THE PROPOSAL

The Proposal requests that the Company issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

For purposes of our discussion, the key portion of the Proposal reads as follows:

> * * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.
>
> Resolved:
>
> The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.

ANALYSIS

As a preliminary matter, we note that, in Ryland Group, Inc. (Feb. 13, 2006), the Staff granted no action relief with respect to an almost identical proposal submitted by the Cummings Foundation to one of the Company's competitors (the "Ryland Proposal"). The text of both the resolution and the supporting statement contained in the Ryland Proposal are identical in substance, and almost identical in text, to the Proposal, and we do not believe that the minor differences between the two are significant. Thus, we ask that the Staff concur that the Company may omit the Proposal from its 2007 Proxy Materials, on the same basis that it used to concur with the omission of the Ryland Proposal in Ryland Group, Inc. Because the Ryland Proposal is virtually identical to the Proposal at issue here, we have included a copy of the Ryland Group no action letter as Exhibit B.

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations.

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations for two reasons. **First**, the Proposal requests that the Company evaluate the economic and competitive risks and benefits to the Company of its current response to energy efficiency. **Second**, the Proposal seeks to allow the Company's shareholders to identify what types of technologies the Company should use to avert economic and competitive risks, supplanting management's judgment in such matters.

II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), Published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard if it does not address these market trends faced by the Company.

In Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view

> that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

In our judgment, the Proposal, as in the Ryland Proposal, clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well-established that shareholder proposals seeking a company's assessment of the financial implications of aspects of its business operations, such as in the Proposal, do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The Proposal asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is for "financial and competitive advantages to the Company." The supporting statement further states, "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the Proposal, clearly indicate a focus on the Company's internal risks and not on any overall social policy issue. As such, these are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters addressing the evaluation of risks relating to environmental or public health issues. First, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks the Company to address risks it may encounter if it ignores the trend of energy efficiency, which the Proposal states may hurt it economically and cause it to become an industry laggard. Also, the Proposal references the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to the Company requests the same type of risk versus benefit report requested by the proposal in Xcel Energy, Inc. See Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company"); Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the company's past, present and future emissions" of certain substances) and Ryland Group, Inc. (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business).

In the second letter referenced in SLB 14C, Exxon Mobil Corp. (Mar. 18, 2005), the Staff did *not* concur that the company could exclude the submitted proposal under Rule 14a-8(i)(7). In Exxon Mobil Corp., the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in certain protected areas. The Exxon proposal focused on social policy issues relating to the adverse effect on the environment of Exxon Mobil Corp.'s operations, in contrast to this Proposal, which does not reference any social policy issue raised by the Company's operations, such as an adverse effect on the environment or public health.

In Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company *could* exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations addressing energy efficiency of American buildings, federal legislation, estimates by the Environmental Protection Agency and similar regulatory risks that the Company may face in the near term. Like the proposal in Willamette, the Proposal relates to the Company's ordinary business operations, that is the Company's assessment of regulatory risk, which is inappropriate for consideration by all shareholders as a group.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, e.g., Ford Motor Company (Mar. 2, 2004) and American International Group, Inc. (Feb. 11, 2004). In Dow Chemical Co. (Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities."

Moreover, in Newmont Mining Corp. (Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." See also Dow Chemical Company (Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an evaluation of risks and liabilities); Cinergy Corp. (Dec. 23, 2002) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); and Mead Corporation (Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report of the company's environmental risks). These letters are consistent with Staff precedent granting relief to exclude proposals seeking similar risk evaluations with respect to other issues. See Pfizer Inc. (Jan. 13, 2006); Eli Lilly & Co (Jan. 11, 2006); Merck & Co., Inc. (Jan. 11, 2006) (concurring with the exclusion of proposals related to drug importation policies because such proposals related to the evaluation of risk).

Based on the foregoing, we believe that the Proposal, like the Ryland Proposal, may properly be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.

In addition to focusing on risk assessment, on a number of occasions, the Proposal's supporting statement references "green building." In the Proposal's discussion of green building technologies, it states that this type of construction is becoming increasingly important to mainstream builders. Green building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proposal's request for a report focuses on risk assessment, the supporting statement also appears to strongly advocate that the Company focus on this new area of green building.

On a number of occasions the Staff has granted relief under Rule 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proposal's request for a risk assessment report also appears to advocate that the Company consider green building technology and design, as did the Ryland Proposal.

In WPS Resources Corp. (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. The Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proposal is based on a belief that the Company may avoid certain economic and financial risks and should assess adoption of green building technologies and using similar green building materials for future home construction. See also Union Pacific Corp. (Dec. 16, 1996) (granting relief under Rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adoption of a new railroad safety technology.)

In International Business Machines Corp. (Jan. 6, 2005), the Staff granted relief under Rule 14a-8(i)(7) where the proposal called for a report regarding the design and development of IBM's software products. By the Proposal requesting a report assessing the risks and benefits associated with the Company's energy efficiency policy and the specific focus on new green building designs, it appears that the Proposal is asking the Company to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

The Company's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and therefore the Proposal, like the Ryland Proposal, should be excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (949) 475-4703 and the Proponent's facsimile numbers are (212) 787-7377 (Nathan Cummings Foundation) and (847) 475-5061 (General Board of Pension and Health Benefits of the United Methodist Church).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (949) 451-3954 or Clay Halvorsen of Standard Pacific Corp. at (949) 789-1618.

Sincerely,



Michelle A. Hodges

MAH/rrg
Enclosures

cc: Clay Halvorsen,
Executive Vice President, General Counsel & Secretary
Standard Pacific Corp.

Lance E. Lindblom
Laura J. Shaffer
The Nathan Cummings Foundation
Fax: (212) 787-7377

Daniel P. Nielsen
General Board of Pension and Health Benefits
of the United Methodist Church
Fax: (847) 475-5061

100121957_2.DOC

EXHIBIT A-1

NATHAN CUMMINGS FOUNDATION
PROPOSAL AND RELATED CORRESPONDENCE
DATED NOVEMBER 20, 2006

THE · NATHAN · CUMMINGS · FOUNDATION

November 20, 2006

Clay A. Halvorsen
Corporate Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Dear Mr. Halvorsen:

The Nathan Cummings Foundation is an endowed institution with approximately $500 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Standard Pacific Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Standard Pacific Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,



Lance E. Lindblom
President and CEO



Laura J. Shaffer
Manager of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Rising energy costs and concerns about energy security, the burning of fossil fuels and climate change are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006 alone. Local regulations addressing the matter continue to gain momentum. Many of these regulations specifically address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the Energy Policy Act of 2005, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy use. In addition, at least one utility company is offering incentives aimed at prompting municipalities to adopt energy codes that require all new homes to be built to ENERGY STAR standards.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders and their customers. According to John Loyer, a specialist with the NAHB, "It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.

The Northern Trust Company
50 South La Salle Street.
Chicago, Illinois 60675
(312) 630-6000



Northern Trust

November 20, 2006

To Whom It May Concern:

This letter will verify that the Nathan Cummings Foundation held 170 shares of STD PAC Corp New worth $3,879.40 as of November 7, 2006. Nathan Cummings Foundation has held shares of STD PAC Corp New for more than one year and will continue to hold shares of STD PAC Corp New at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Laura Shaffer is a representative of the Nathan Cummings Foundation and is authorized to act in their behalf with respect to matters pertaining to this proposal.

Sincerely,

Frank Fauser
Second Vice President

Holdings for Nathan Cummings Foundation as of November 7, 2006

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS - General Account	[illegible]	STD PAC CORP NEW COM	170.00	3,879.40	85375C101	SPF

EXHIBIT A-2

**GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH
PROPOSAL AND RELATED CORRESPONDENCE
DATED NOVEMBER 20, 2006**



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

November 20, 2006

Clay A. Halvorsen
Corporate Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

Re: Shareholder Proposal

Dear Mr. Halvorsen:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 36,341 shares of Standard Pacific stock. I am co-filing the enclosed shareholder proposal with the Nathan Cummings Foundation for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Standard Pacific to report to shareholders how the company is responding to regulatory, competitive, and public pressure to increase the energy efficiency of its new construction. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Standard Pacific shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Standard Pacific stock through the date of the 2007 Annual Meeting.

Please feel free to contact me by email at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing

Enclosures

Rising energy costs and concerns about energy security, the burning of fossil fuels and climate change are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006 alone. Local regulations addressing the matter continue to gain momentum. Many of these regulations specifically address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the Energy Policy Act of 2005, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy use. In addition, at least one utility company is offering incentives aimed at prompting municipalities to adopt energy codes that require all new homes to be built to ENERGY STAR standards.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders and their customers. According to John Loyer, a specialist with the NAHB, "It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by June 30, 2007.



Mellon Trust

November 20, 2006

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Standard Pacific Corp. stock since October 31, 2005 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Joshua Frantz
Service Delivery Officer
Mellon Trust

Global Securities Services
Room 1015 • One Mellon Center • Pittsburgh, PA 15258-0001
A Mellon Financial Company℠

EXHIBIT B

RYLAND GROUP, INC.
NO-ACTION LETTER
DATED FEBRUARY 13, 2006

fR



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

PUBLIC REFERENCE COPY

February 13, 2006

R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2006

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

Dear Mr. Smith:

This is in response to your letters dated December 16, 2005 and January 13, 2006 concerning the shareholder proposal submitted to Ryland by The Nathan Cummings Foundation. We also have received a letter from the proponent dated January 9, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets for a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: The Nathan Cummings Foundation
475 Tenth Avenue 14th Floor
New York, NY 10018

February 13, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(7), as relating to Ryland's ordinary business (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Amanda McManus
Attorney-Adviser



RECEIVED
2005 DEC 19 PM 3:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by The Nathan Cummings Foundation (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland to issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency.

On November 10, 2005, Ryland received the Proponent's Proposal dated November 9, 2005. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

DLA PIPER RUDNICK
GRAY CARY

For purposes of our discussion, a key portion of the Proposal reads as follows:

> * * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.
>
> Resolved:
>
> The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

I. The Proposal Relates to Ordinary Business Operations – Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Ryland's ordinary business operations for two reasons. **First**, the Proposal directly calls upon Ryland to ask shareholders to step into the shoes of management and evaluate the risks and benefits of the Company's current approach to energy efficiency by creating a risk assessment report and distributing it to shareholders. **Second**, the Proposal calls on Ryland to supplant management's judgment by allowing the Company's shareholders to begin the process of choosing what types of technologies and building materials the Company should use to avert economic and competitive risks related to energy efficiency matters.

II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard without addressing these internal risks.

After being asked to analyze numerous proposals referencing environmental and public health issues, in SLB 14C, the staff appropriately determined that it was time to address these types of proposals and set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.


DLA PIPER RUDNICK
GRAY CARY

Specifically, Section D.2. of SLB 14C addresses the precise case raised by the Proponent. In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Our understanding is that the purpose of the foregoing distinction is that a proposal letter which focuses solely on the ordinary business matters of a company (including assessment of risks facing the company from various business decisions) are excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. In our judgment, the Cummings proposal clearly fits within the first category and therefore is excludable. The proposal itself asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is so that "our Company [is] well positioned to compete going forward." The supporting statement further states that "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the supporting proposal, clearly indicate a focus on the Company's internal risks and not on an overall social policy issue. These are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters in the significant policy area of damage to the environment. First, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other gases. The Xcel proposal requested the report to address the economic benefits of reducing such emissions related to its business operations. Similarly, the Proponent asks Ryland to address risks it may encounter in the area of energy efficiency which may hurt it economically and cause it to become an industry laggard. Also, the Proposals mentions the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to Ryland requests the same type of risk versus benefit report requested by the proponent in Xcel Energy, Inc. See Newmont Mining Corp. (Feb 5, 2005)(granting relief to exclude a proposal under Rule 14a-8(i)(7) calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); Newmont Mining



Corp. (Feb 4, 2004)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities); and Cinergy Corp. (Feb. 5, 2003)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on economic risks caused by the company's operations.).

In the second letter, Exxon Mobil Corp. (Mar. 18, 2005), mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The Exxon letter clearly focuses on social policy issues, in contrast to this proposal where the Proponent fails to make a single reference to environmental damage caused by Ryland in the way of global climate change, increased energy prices or burning of fossil fuels.

In another no action request, Willamette Industries, Inc. (Mar. 20, 2001), the staff granted no action relief under rule 14a-8(i)(7) where the proponent requested an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that Ryland may face in the near term. Like the proposal in Willamette, Ryland management's business judgment concerning regulatory risk is inappropriate for consideration by all shareholders as a group.

Further, the staff granted relief to exclude the proposals requesting similar climate change/environmental risk assessment reports requested by proponents in Ford Motor Company (Mar. 2, 2004) and American International Group, Inc. (Feb. 11, 2004) on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration.

Based on the foregoing, Ryland respectfully urges the staff to concur that the Proponent's energy efficiency risk assessment proposal may be excluded.

III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.

In addition to focusing on risk assessment, on a number of occasions, the Proponent's supporting statement references "green building." In the Proponent's discussion of green building technologies, it discusses that while this approach may only be common in a narrow niche market, mainstream builders should consider this type of construction as important. Green

DLA PIPER RUDNICK
GRAY CARY

building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proponent's request for a report focuses on risk assessment, the supporting statement also advocates that, as part of its risk assessment, Ryland focus on this new area of green building.

On a number of occasions the staff has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proponent's request for a risk assessment report also appears to advocate that Ryland consider green building technology and design.

In WPS Resources Corp. (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. Ultimately, the Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proponent believes Ryland may avoid certain economic and financial risks by adopting green building technologies and using similar green building materials for future home construction. See also Union Pacific Corp. (Dec. 16, 1996)(granting relief under rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology.)

In International Business Machines Corp., (Jan. 6, 2005), the Staff granted relief under 14a-8(i)(7) where the proponent's proposal called for a report regarding the design and development of IBM's software products. By the Proponent requesting a report assessing the risks and benefits associated with Ryland's energy efficiency policy and the specific focus on new green building designs, it appears that the Proponent is asking Ryland to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

Therefore, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

IV. The Proposal Differs Materially from the Proponent's 2004 Greenhouse Gas Proposal

In 2004, the Proponent submitted a somewhat similar Proposal to Ryland which was included in Ryland's 2005 proxy materials (the "2004 Proposal" and attached as Appendix B). We wish to point out in this regard that there are changes to the current Proposal which we believe are highly material. Unlike the Proponent's 2004 Proposal, the current Proposal's resolution does not reference "and reduce greenhouse gas emissions." We believe this is highly significant because of the staff's guidance in SLB 14C.


DLA PIPER RUDNICK
GRAY CARY

The operative language in Section D.2. of SLB 14C states that if the proposal "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we [the Staff] do not concur." In last year's proposal, there is a colorable argument that the Proponent's advocacy toward a reduction in greenhouse gas emissions falls in the category of a proposal focusing on a company minimizing greenhouse gas that may adversely affect the environment. This year's resolution from the Proponent addresses only energy efficiency and the competitive and regulatory pressures Ryland should address in a risk assessment report. Moreover, the Proposal's supporting statement clearly places the report's focus on Ryland's assessment of risks versus benefits regarding Ryland's ability to compete in the homebuilding industry.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (212) 787-7377. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018
Fax: (212) 787-7377

/rnm

Appendix A

ENERGY EFFICIENCY RESOLUTION

Whereas:
Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 recently agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 40 bills dealing with energy efficiency were introduced to Congress in the first six months of 2005 alone. Domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the new energy bill, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy efficiency among other things.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

While energy efficient green building may currently appear to be a niche market, broader market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders. According to John Loyer, a specialist with the NAHB, "[I]t's getting an enormous amount of attention. It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

Appendix B

THE 2004 NATHAN CUMMINGS' ENERGY EFFICIENCY RESOLUTION

"WHEREAS:

Climate change is increasingly recognized as a serious environmental issue. Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency. This is particularly relevant for companies engaged in building homes. According to the Environmental Protection Agency (EPA), the energy used in homes accounts for more than 20% of all U.S. GHG emissions, with the average home emitting more pollutants than the average car.

Although the United States has not ratified the Kyoto Treaty, at least half of U.S. states are addressing global warming through legislation, lawsuits or programs to reduce GHG emissions. Climate change and its implications for long-term shareholder value are also the focus of increasing investor attention. In 2003 investors representing over $10 trillion in assets signed on to the Carbon Disclosure Project asking companies to disclose emissions data and efforts to reduce them.

The EPA encourages companies to reduce GHG emissions and conserve energy through what is now a voluntary program, ENERGY STAR. In 1999 it introduced its national energy performance rating systems for buildings. The program provides assessment tools to help homeowners and building managers achieve greater energy efficiency and realize associated cost savings. By the end of 2002, approximately 1,100 buildings nationwide had earned the ENERGY STAR label. As a group, these buildings use 40% less energy than the average building in the United States.

Because using energy more efficiently avoids emissions from power plants, avoids the need for new power plants and reduces energy bills, sizable benefits can accrue. The EPA estimates that during 2002 efforts under the program saved enough energy to power 20 million homes and avoid GHG emissions equivalent to those produced by roughly 18 million cars. Approximately half of these energy savings were from private homes.

The EPA estimates that a home fully equipped with ENERGY STAR qualifying products will operate on about 30% less energy than a house equipped with standard products, saving the typical homeowner about $400 each year. Also, homes built to ENERGY STAR standards are 30 percent more energy efficient than homes built to the Model Energy Code.

We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage.

RESOLVED:

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

THE · NATHAN · CUMMINGS · FOUNDATION

January 9, 2006

RECEIVED
2006 JAN 10 PM 4:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Ryland Group, Inc. to omit shareholder proposal submitted by the The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to The Ryland Group, Inc. ("Ryland" or the "Company"). The Proposal asks Ryland's Board of Directors to assess and report to stockholders by September 1, 2006 on how Ryland is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 16, 2005, Ryland stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2006 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ryland claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ryland's ordinary business operations. As discussed more fully below, Ryland has not met its burden of proving it is entitled to omit the Proposal, and its request for relief should accordingly be denied.

Ryland argues that the Proposal implicates the Company's ordinary business operations for two reasons, because it involves (i) the analysis of financial risks, and (ii) Ryland's choice of technology. As it did last year, Ryland claims that the Proposal seeks an internal assessment of financial risks and that it thus falls within the line of Staff determinations allowing exclusion of proposals dealing with risk assessment. This argument fails because the Proposal does not ask Ryland to perform a risk assessment, risk evaluation or cost/benefit analysis, as proposals the Staff has allowed registrants to exclude have done.

Each of the letters Ryland cites involved a proposal that explicitly asked the company to evaluate the risks, or risks and benefits, associated with a particular corporate

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

activity. In Xcel Energy, Inc.,[1] the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The Staff allowed Xcel to omit the proposal on the ground that it sought an "evaluation of risks and benefits." The Staff used the Xcel proposal in Staff Legal Bulletin 14C to illustrate the type of proposal the Staff considers to be excludable under the ordinary business exclusion because it focuses on an "internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health."[2]

Similarly, the proposals in Newmont Mining Corp. (2005),[3] Newmont Mining Corp. (2004),[4] Cinergy Corp.,[5] and Willamette Industries Inc.,[6] without exception, asked for reports evaluating risks confronting the companies. The proposal in Cinergy Corp. was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia,[7] "risk to the company's operations, profitability and reputation from its social and environmental liabilities,"[8] and "an estimate of worst case financial exposure due to environmental issues for the next ten years."[9] Ford Motor Company,[10] also cited by Ryland, is inapposite; the proposal there was excluded because it dealt with the "specific method of preparation and the specific information to be included in a highly detailed report" on climate change.[11]

The Proposal, by contrast, does not ask for a risk assessment or cost/benefit analysis. Instead, it requests that Ryland report on how it is responding to rising regulatory, competitive and public pressure to increase energy efficiency. The Staff has refused to allow registrants to omit proposals using similar wording, finding that they do not request a risk assessment.[12] Ryland argues that the Proposal does not raise a significant policy issue because it does not involve an environmental or public health issue.

This claim is belied by the Proposal itself, which refers in the first paragraph to "climate change and the burning of fossil fuels," both of which clearly relate to the

---

[1] Xcel Energy, Inc. (publicly available Apr. 1, 2003).
[2] Division of Corporation Finance, Staff Legal Bulletin 14C, "Shareholder Proposals" (June 28, 2005).
[3] Newmont Mining Corp. (publicly available Feb. 5, 2005).
[4] Newmont Mining Corp. (publicly available Feb. 4, 2004).
[5] Cinergy Corp. (publicly available Feb. 5, 2003).
[6] Willamette Industries, Inc. (publicly available Mar. 20, 2001).
[7] Newmont Mining Corp., supra note 3.
[8] Newmont Mining Corp., supra note 4.
[9] Willamette Industries, supra note 6.
[10] Ford Motor Company (publicly available Mar. 2, 2004).
[11] The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.
[12] E.g., Reliant Resources, Inc. (publicly available Mar. 5, 2004).

environment and public health. Later, the Proposal mentions climate change as a reason the Foundation believes that pressures for greater energy efficiency will continue to grow. This is logical: a core concern leading to pressure for greater energy efficiency is a desire to minimize consumption of electricity and natural gas to lessen the impact on the environment and, by extension, public health.

The Proposal's discussion of the reasons greater energy efficiency could also make business sense for Ryland does not somehow cancel out the Proposal's focus on the environment or remove the subject from the realm of a significant policy issue. Investment fiduciaries who will be voting on the Proposal view issues such as climate change and energy efficiency through the lens of financial performance, and similar discussions in the supporting statement have not led the Staff to determine that other proposals may be excluded.[13]

Ryland's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

For example, in WPS Resources Corp.,[14] the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in International Business Machines Corp.,[15] also cited by Ryland, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in Union Pacific Corp.[16] was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost?"

Here, the Proposal does not advocate for the adoption of a particular technology, although the supporting statement does suggest that Ryland could obtain a competitive

---

[13] E.g., Unocal Corporation (publicly available Feb. 23, 2004) (arguing that climate risk and associated public and regulatory pressures pose financial risks to the company); Reliant Resources, supra note 12 (same).

[14] WPS Resources Corp. (publicly available Feb. 16, 2001).

[15] International Business machines Corp. (publicly available Jan. 6, 2005).

[16] Union Pacific Corp. (publicly available Dec. 16, 1996).

advantage through the use of green building approaches, a broad term covering many different technological mechanisms for making buildings more energy efficient. But the Proposal itself is broader, aiming to glean insight on the way Ryland's board is analyzing the many issues relating to energy efficiency. Accordingly, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Laura J. Shaffer
Manager of Shareholder Activities

cc: R.W. Smith, Jr.
Piper Rudnick Gray Cary
Fax #410-580-3001



DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA HAND DELIVERY and FACSIMILE (202-772-9201)

January 13, 2006

RECEIVED
2006 JAN 17 AM 11:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Letter from The Nathan Cummings Foundation dated January 9, 2006 Opposing Request for Omission of Shareholder Proposal Submitted on November 9, 2005 by The Nathan Cummings Foundation to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("***Ryland***" or the "***Company***") and, on behalf of Ryland on December 16, 2005, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "***Staff***") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "***Proposal***") submitted on November 9, 2005 by The Nathan Cummings Foundation (the "***Proponent***"). On January 10, 2006, we received a facsimile of a letter from the Proponent (the "***Response Letter***") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to three specific points raised by the Proponent in its Response Letter.

I. The Proposal Calls for an Internal Assessment of the Risks and Benefits of Using Green Builiding Technologies and the Staff's Guidance in Staff Legal Bulletin 14C (SLB 14C").

Throughout the Proponent's Response Letter, the Proponent contends that its Proposal does not call on Ryland to conduct an internal assessment of the risks and benefits or conduct a cost/benefit analysis of modifying its homebuilding operations toward implementation of Green



DLA PIPER RUDNICK GRAY CARY

Building Construction Technologies. The Proponent's assertion is simply not accurate. As stated in Section D of SLB 14C, when reviewing a proposal under the 14a-8(i)(7) exclusion, the staff looks at both the Proposal and Supporting Statement as a *whole*.

In the last paragraph of the Supporting Statement, the Proponent cannot deny its outright call for a risk assessment. Specifically, the Proponent states that if Ryland does not implement these new Green Building Technologies, it will suffer: "Taking action to improve energy efficiency can result in ***financial and competitive advantages*** to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and ***expose*** it to the potential for ***competitive, reputational*** and ***regulatory risk.***"

In the Resolution Clause of the Proposal, which calls on Ryland to act, the Proponent states:

> Resolved:
>
> The shareholders request that the Company ***assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency*** and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

By following the Staff's guidance, the true intent of the Proposal is clear. The Proponent cannot deny that it calls on Ryland for an assessment. An assessment of what? The entire Proposal and Supporting Statement focus on the use of Green Building Technologies to increase energy efficiency. The Proponent conveys these ideas for modifying business operations by directly pointing the company to discrete risks that it wants assessed by the Company should it decide not to implement such technologies. Clearly, the type of benefits and risks cited by the Proponent are required to be included in the "Assessment" called for by this Proposal.

II. Material Deletion of the Greenhouse Gas Emission Language from the current Proposal Submitted to Ryland in 2005 as compared to the Proposal Submitted in 2004.

In the Response Letter, the Proponent repeatedly refers to its arguments supporting a proposal it submitted to Ryland in 2004, but completely fails to address the ***material*** modification of the current Proposal as compared to the Proponent's 2004 proposal. As we stated in our letter to the Staff dated December 16, 2005, unlike the Proponent's 2004 proposal, the current Proposal completely fails to reference "*and reduce greenhouse gas emissions*." We believe this material modification is highly significant because of the Staff's SLB 14C clarification regarding rule 14a-8(i)(7). No where in the Proponent's Resolution Clause or Supporting Statement does the Proponent call for Ryland to ***reduce*** or ***eliminate*** greenhouse gas emissions or ***reduce*** or ***eliminate*** the use of fossil fuels. Yet, the Proponent tries to rely on old arguments toward the present Proposal. The focus of the Proposal is not the environment or the


DLA PIPER RUDNICK GRAY CARY

public's health, but rather the risks and benefits of modifying Ryland's ordinary business operations.

In the Proponent's 2004 proposal, the Proposal included an affirmative request directing Ryland to assess reducing greenhouse gas omissions. This would appear to constitute a direct call to "minimize or eliminate operations" as discussed in Section D.2. of SLB 14C. In SLB 14C, the Staff stated that it would not concur with a company's view to exclude a proposal where the proponent focused on the company "minimizing or eliminating operations" that may adversely affect the environment or the public's health. Here, the Proposal does not call for such a reduction. The Proponent's intentional or inadvertent deletion of the greenhouse gas reduction term materially alters the meaning of the current Proposal from the proposal submitted in 2004. By deleting this operative language, the true nature of the Proposal is revealed, which is to conduct a risk assessment of Company's operations as they relate to the types of technologies it utilizes. Again, the Response Letter mentions SLB 14C only as a citation to Xcel Energy, Inc. (Apr.1, 2003) and not the Staff's view that a proposal calling for an assessment of Company exposure to competitive, reputational and regulatory risks is excludable under 14a-8(i)(7). The Proponent's call for an assessment represents the type of risk assessment request called for in Xcel.

III. Proponent's Specific Advocacy of Green Building Plans as its Choice of Technologies.

The Proponent's Response Letter states that the Proposal does not advocate for the adoption of a particular technology. In a contradictory statement, the Proponent acknowledges that it discusses the "advantages," or benefits, of its choice for Ryland to use Green Building Technologies. The Proponent argues that its choice of Green Building Technologies should not be viewed as advocating a means to micro-manage the company, but rather, it conveys to the Staff that it only meant Green Building Technologies in the broadest sense.

Unfortunately, the Proponent again directly contradicts itself with its overt advocacy for Ryland to focus on the benefits and risks of failing to implement specific Green Building Construction Technologies, such as: (1) the National Commission on Energy Policy's New Building and Appliance Efficiency Standards, (2) the U.S. Green Building Council's Leadership in Energy and Environmental Design Program; and (3) The National Association of Home Builders Green Home Building Guidelines.

As offered in our letter to the Staff dated December 16, 2005 and supported by the prior SEC No-Action letters cited in that letter, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the staff's concurrence that the


DLA PIPER RUDNICK
GRAY CARY

Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

/rnm

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE · NATHAN · CUMMINGS · FOUNDATION

January 18, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Standard Pacific Corp. to omit shareholder proposal submitted by The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with the General Board of Pension and Health Benefits of the United Methodist Church, submitted a shareholder proposal (the "Proposal") to Standard Pacific Corp. ("Standard Pacific" or the "Company"). The Proposal asks Standard Pacific's Board of Directors to assess and report to shareholders by June 30, 2007 on how Standard Pacific is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 15, 2006, Standard Pacific stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Standard Pacific claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. Because the Proposal focuses on the Company minimizing or eliminating operations that may adversely affect the environment, and because it does not relate to the Company's choice of technologies, Standard Pacific should not be permitted to rely on the ordinary business exclusion to omit the Proposal.

The Proposal Does Not Ask for a Risk Assessment

Standard Pacific urges that the Proposal requests a risk assessment and is thus excludable on ordinary business grounds. Staff Legal Bulletin 14C ("SLB 14C") states, "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health," the proposal may be omitted in reliance on the ordinary business exclusion. By contrast, SLB 14C

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asserts, "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health," the proposal may not be excluded.

The plain language of the Proposal supports a conclusion that it falls within the second category of proposals discussed in SLB 14C. Contrary to Standard Pacific's assertion, the Proposal does not ask for an "assessment of the financial implications of aspects of [the company's] business operations." The Proposal's resolved clause asks Standard Pacific to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency . . . ." Standard Pacific's response consists of the steps it is taking; these could include increasing energy efficiency, studying the issue, discussing the issue with other companies or industry groups or even doing nothing. In other words, "response" implies doing something and does not call to mind a number or financial analysis, as would be the case in a risk assessment.

The Proposal's wording contrasts sharply with that of the proposal in Xcel Energy Inc.,[1] which Standard Pacific cites. In Xcel, the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The Xcel proposal clearly contemplated that the end product would consist of a financial analysis quantifying the impact of the company's past, present and future environmental behavior, as well as steps it could take in the future, on its financial condition.

The other proposals on which Standard Pacific relies are equally different from the Proposal. Each of the proposals in Newmont Mining Corp. (2005),[2] Newmont Mining Corp. (2004),[3] Cinergy Corp.,[4] and Willamette Industries Inc.,[5] asked specifically for reports evaluating risks confronting the companies. The proposal in Cinergy Corp. was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia,[6] "risk to the company's operations, profitability and reputation from its social and environmental liabilities,"[7] and "an estimate of worst case financial exposure due to environmental issues for the next ten years."[8] The proposal in Ford Motor Company,[9] also cited by Standard Pacific, differs a great deal from the Proposal; the Ford proposal was excluded because it dealt with the

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1 Xcel Energy Inc. (publicly available Apr. 1, 2003).
2 Newmont Mining Corp. (publicly available Feb. 5, 2005).
3 Newmont Mining Corp. (publicly available Feb. 4, 2004).
4 Cinergy Corp. (publicly available Feb. 5, 2003).
5 Willamette Industries, Inc (publicly available Mar. 20, 2001).
6 Newmont Mining Corp., supra note 2.
7 Newmont Mining Corp., supra note 3.
8 Willamette Industries, supra note 5.
9 Ford Motor Company (publicly available Mar. 2, 2004).

"specific method of preparation and the specific information to be included in a highly detailed report" on climate change.[10]

Standard Pacific makes much of the fact that the Proposal's supporting statement contains the word "risk." The presence of "risk"—which appears only once in the supporting statement, and not at all in the resolved clause—does not transform the Proposal's focus into one of risk assessment. The supporting statement mentions competitive, reputational and regulatory risk as one reason Standard Pacific might be considering responding to pressures for greater energy efficiency. As discussed above, the Proposal focuses on Standard Pacific's responses, not on a cost/benefit or risk analysis.

One can imagine a vast range of proposals, dealing with matters ranging from takeover defenses to board composition to executive compensation, where risk might be mentioned in the supporting statement. For example, a proposal on stock options might assert that excessive reliance on stock options could increase the risk of short-termism and opportunistic behavior by executives. The use of the word "risk" in that context would not automatically doom the proposal to exclusion on risk assessment grounds. Instead, the resolved clause and other aspects of the proposal would be reviewed to determine its main thrust. The same analysis, applied to the Proposal, leads to the conclusion that it does not request a risk assessment and therefore should not be omitted.

The Proposal does not urge Standard Pacific to take a specific measure to minimize or eliminate operations that may adversely affect the environment, for two reasons. First, the Foundation does not know what Standard Pacific is currently doing or planning to do in this regard and the Proposal is thus framed to elicit disclosure on these points. Second, promoting a specific response by Standard Pacific would risk exclusion under the "micromanagement" reasoning articulated by the Commission in its May 1998 release modifying its approach to the ordinary business exclusion.[11]

Despite this, the Proposal does focus on the steps Standard Pacific is taking to minimize or eliminate operations that may adversely affect the environment. As discussed above, the Proposal seeks a report on Standard Pacific's responses—the steps it is taking to deal with pressures for greater energy efficiency. Although those pressures stem from several concerns, the desire of consumers and regulators to slow the pace of man-made climate change is foremost among them. There is a strong scientific consensus that rising temperatures are due to the consumption of fossil fuels, and that climate change will continue unless consumption patterns are altered. Moves toward greener building practices would thus contribute to slowing the pace of climate change and lessen harm to the environment.

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[10] The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.

[11] Exchange Act Release No. 40018 (May 21, 1998).

To conclude, the Proposal does not ask for a risk assessment, a cost/benefit analysis or any other kind of evaluation of financial impacts on Standard Pacific. Instead, it asks Standard Pacific to tell shareholders what steps, if any, it is taking in response to increasing pressure to improve energy efficiency. Because energy efficiency is intertwined with human impact on the environment and global climate change, any measures Standard Pacific is taking or planning to take in the direction of greater energy efficiency would minimize harm to the environment. Accordingly, the Proposal falls squarely within SLB 14C's second category of proposals, and exclusion is not appropriate.

The Proposal Does Not Deal with Standard Pacific's Choice of Technologies

Standard Pacific's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

In WPS Resources Corp.,[12] cited by Standard Pacific, the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in International Business Machines Corp.,[13] which Standard Pacific also cites, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in Union Pacific Corp.[14] was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost??"

Here, the Proposal does not advocate for the adoption of a particular technology, for the reasons mentioned in the previous section. Rather, the Proposal aims to glean insight regarding the way Standard Pacific's board is analyzing the many issues relating to energy efficiency. As a result, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

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[12] WPS Resources Corp. (publicly available Feb. 16, 2001).
[13] International Business Machines Corp. (publicly available Jan. 6, 2005).
[14] Union Pacific Corp. (publicly available Dec. 16, 1996).

In sum, Standard Pacific has failed to meet its burden of proving its entitlement to rely on the ordinary business exclusion to omit the Proposal. The Proposal does not ask for a risk assessment, and focuses on Standard Pacific's response to pressures for greater energy efficiency. Moreover, the Proposal does not urge Standard Pacific to adopt any particular technology to deal with these issues. Accordingly, Standard Pacific's request for a determination that it may exclude the Proposal in reliance on the ordinary business exclusion should be denied.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Laura J. Shaffer
Manager of Shareholder Activities

cc: Michelle A. Hodges
Gibson, Dunn & Crutcher
Fax # 949-475-4703

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Standard Pacific Corp.
Incoming letter dated December 15, 2006

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Standard Pacific may exclude the proposal under rule 14a-8(i)(7), as relating to Standard Pacific's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Standard Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Amanda McManus
Attorney-Adviser